EXHIBIT 12.2

United Dominion Realty, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Earnings:
Income/(loss) from continuing operations	$11,192	$11,394	$25,199	$16,525
Add (from continuing operations):
Interest on indebtedness (a)	11,652	7,578	20,263	15,183
Portion of rents representative of the interest factor	670	455	1,132	908
Amortization of capitalized interest	186	195	372	371
Total earnings	$23,700	$19,622	$46,966	$32,987

Fixed charges from continuing operations:
Interest on indebtedness (a)	$11,652	$7,578	$20,263	$15,183
Interest capitalized	5	46	9	170
Portion of rents representative of the interest factor	670	455	1,132	908
Fixed charges	$12,327	$8,079	$21,404	$16,261

Ratio of earnings to fixed charges	1.92	2.43	2.19	2.03

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.